UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f

Under the Securities Exchange Act of 1934

Commission File Number: 000-31249

NEW YORK MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Nevada
(Jurisdiction of Incorporation)

88-0331369
(IRS Employer Identification No.)

3779 E. Desert Inn Road, Las Vegas, NV
(Address of principal executive offices)

89121
(Zip Code)

Registrant's telephone number, including area code: (702) 451-2029

September 16, 2002

New York Medical, Inc.

Schedule 14f

INTRODUCTION

This Information Statement is being furnished by New York Medical, Inc. (the “Company” or “NYMI”) pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of the Company. This change will result upon the closing of an acquisition ("Acquisition") by the Company of Critical Home Care, Inc. (“CHCI”), a privately held Delaware corporation pursuant to that certain Acquisition Agreement dated September 16, 2002 by and among the Company, CHCI and the shareholders of CHCI (the “Agreement”).

The Company has entered into the Agreement to acquire CHCI subject to the completion of the mutual due diligence examination of the Company and CHCI. To accomplish the Acquisition, the Company will issue to the shareholders of CHCI an aggregate of 18,000,000 shares of its Common Stock, par value .001 per share (the “Acquisition Shares”) in exchange for the 18,000,000 shares of common stock of CHCI owned by the shareholders of CHCI. Upon the closing of the Acquisition (the “Effective Date”), the Company’s current directors (the “Outgoing Directors”) will resign and be replaced by new directors designated by CHCI (the “Incoming Directors”).

Following the Effective Date of the Acquisition, anticipated occurring no later than September 30, 2002, two Incoming Directors shall be appointed by CHCI to replace the Outgoing Directors of the Company. The change in directors is intended to be effective at the closing of the Acquisition, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to all holders of record of the Company's Common Stock.

INCREASE IN AUTHORIZED SHARES

On July 12, 2002, New York Medical, Inc f/k/a Mojave Southern, Inc, increased its authorized 0.001 par value Common Stock to 100,000,000 and authorized 5,000,000 shares of 0.001 par value Preferred Stock.

NAME CHANGE

In connection with the Critical Home Care merger, New York Medical, Inc., will change its name to Critical Home Care, Inc. and file the same with the State of Nevada and the Nasd. In addition the company will request a new trading symbol and Cusip number.

ABOUT CHCI

Critical Home Care, Inc., markets and sells surgical supplies and durable medical equipment, manufactured by third parties, primarily to individuals residing at home. Serving those living on Long Island and in the Five Boroughs of New York, Critical Home Care, Inc. currently operates four retail stores in Patchogue, Babylon, Woodbury and East Setauket, New York.

Critical Home Care, Inc. intends to capitalize on the consolidation opportunities that it believes exist within the fragmented home healthcare industry and has developed a strategic growth plan that envisions Critical Home Care, Inc. becoming one of the largest providers of comprehensive home healthcare services in the New York City metropolitan area. Critical Home Care, Inc. intends to implement this strategy through internal growth and by acquiring other healthcare service providers operating in the New York City metropolitan area. Critical Home Care, Inc. has no current agreements, arrangements or understandings regarding any proposed acquisition, although it has identified a number of potential acquisition targets. There can be no assurance given that Critical Home Care, Inc. will acquire any other healthcare service provider or, if such an acquisition is made, that any acquisition will result in increased market share, revenues or profits for Critical Home Care, Inc.

Products and Services

Critical Home Care, Inc. specializes in assisting physicians, hospitals and insurance carriers with the discharge and care of patients in the home care setting. Critical Home Care, Inc. provides three types of services and products.

They are:
•	home respiratory therapy;
•	home medical equipment; and
•	orthotic and prosthetics.

In all lines of products and services, Critical Home Care, Inc. provides patients with a variety of clinical services, related products and supplies, most of which are prescribed by a physician as part of an overall plan of treatment. Critical Home Care, Inc. purchases or rents the products needed to complement its services. These services include:

•	providing respiratory care;
•	educating patients and their caregivers about illnesses and instructing them on self-care and the proper use of products in the home;
•	monitoring patients’ individualized treatment plans;
•	reporting to the physician and/or managed care organization;
•	maintaining equipment; and
•	processing claims to third-party payors.

Critical Home Care, Inc. primarily provides oxygen and other respiratory therapy services to patients at home. When a patient is referred to Critical Home Care, Inc. by a physician, hospital discharge planner or other source, Critical Home Care, Inc.’s customer representative obtains the necessary medical and insurance coverage information and coordinates the delivery of patient care. The products necessary for the prescribed therapy are delivered by a Critical Home Care, Inc. representative to the customer’s home. The representative then provides instructions and training to the customer and the customer’s family regarding appropriate equipment use and maintenance and the prescribed therapy. Following the initial setup, representatives make periodic visits to the customer’s home, the frequency of which is dictated by the type of therapy. All services and equipment provided by Critical Home Care, Inc. are coordinated with the patient’s physician. During the period that Critical Home Care, Inc. provides services and equipment to a patient, the patient remains under the physician’s care and medical supervision. Critical Home Care, Inc. employs respiratory therapists, and other qualified clinicians to perform certain training and other functions in connection with Critical Home Care, Inc.’s services. All clinicians are licensed where required by applicable law.

Home Respiratory Therapy

Home respiratory therapy primarily consists of the provision of oxygen systems, ventilators, sleep apnea equipment, nebulizers, respiratory medications and related products and services to patients for operation in the home environment. Critical Home Care, Inc. provides home respiratory therapy services to patients with a variety of conditions, including:

•	chronic obstructive pulmonary disease, such as emphysema, chronic bronchitis and asthma;
•	nervous system-related respiratory conditions;
•	congestive heart failure; and
•	lung cancer.

Critical Home Care, Inc. employs a staff of respiratory care professionals to provide support to its home respiratory therapy patients, according to each patient’s physician-directed treatment plan. Critical Home Care, Inc. derives approximately 10% of its respiratory therapy revenues from the provision of oxygen systems, home ventilators and nebulizers, which are devices to aerosolize medication. It derives its remaining respiratory revenues from the provision of:

•	apnea monitors used to monitor the vital signs of newborns;
•	continuous positive airway pressure devices used to treat obstructive sleep apnea;
•	noninvasive positive pressure ventilation; and
•	other respiratory therapy products.

Critical Home Care, Inc. estimates that the national home healthcare market, including home respiratory therapy, home equipment supplies and related services) represents approximately $4.5 billion in annual sales. Critical Home Care, Inc. further believes that the market will experience annual growth in revenues similar to the 7% per year growth experienced by the market over the last five years. This historical growth reflects the significant increase in the number of persons afflicted with COPD, which, in turn, is largely attributable to the increasing proportion of the U.S. population over the age of 65 years. Growth in the home healthcare market is further driven by the continued trend toward treatment of patients in the home as a lower cost alternative to the acute care setting.

Home Medical Equipment; Other Products and Services.

Critical Home Care, Inc. also rents and sells patient safety items and ambulatory and patient room equipment. Critical Home Care, Inc.’s integrated service approach allows patients and managed care system accessing either respiratory or infusion therapy services to also access needed home medical equipment through a single, value-added service source. Rather than directly providing certain non-core services itself, Critical Home Care, Inc. has affiliated itself with other segment leaders, such as home health nursing organizations, through formal relationships or ancillary networks. Home medical equipment and other services provided by Critical Home Care, Inc. to its customers include:

•	hospital beds;
•	wheelchairs;
•	bathroom safety :
•	seat lift chairs; and
•	three- and four-wheel power scooters.

Orthotics and Prosthetics

Orthotics and prosthetics involves the supply of braces and artificial limbs. These are commonly custom fabricated by others and fitted by a certified orthotist and/or prosthetist. In fitting with Critical Home Care, Inc.’s plan, this segment will be expanded to become one of our specialty areas. Our vice-president, Bradley Smith, and the other professionals in his department, are a source of information regarding custom bracing to a number of insurance carriers. This factor should strengthen the continuity of referrals to this segment of Critical Home Care, Inc.’s business.

Organization and Operations

Critical Home Care, Inc. intends to operate through local branches, with administrative functions coordinated from a centralized office. The branches will conduct sales calls to patient and receive referrals, as well as deliver the home healthcare products and services to patients in their homes and other care sites. The centralized office will provide the branches with key support services such as:

•	billing;
•	purchasing; and
•	equipment maintenance, repair and warehousing.

Critical Home Care, Inc. believes that this organizational structure will provide it with control over and consistency among branch offices, with the implementation of standardized policies and procedures.

Critical Home Care, Inc. intends to maintain a decentralized approach to management of its local business operations. Critical Home Care, Inc. believes that decentralization of managerial decision-making will enable its operating branches to respond promptly and effectively to local market demands and opportunities. Critical Home Care, Inc. further believes that the personalized nature of customer requirements and referral relationships characteristic of the home healthcare business mandates that Critical Home Care, Inc. localize its operating structure. Critical Home Care, Inc. anticipates that each operating branch will be supervised by a manager who will have responsibility and accountability for the operating and financial performance of the branch. Service and marketing functions will be performed at the local operating branch level, while strategic development, financial control and operating policies are administered at the corporate level. Reporting mechanism will be established at the operating branch level to monitor performance and ensure field accountability. Central administrators will supervise individual operating branch supervisors. These central administrators also will be charged with assessing and improving performance of branch operations.

Critical Home Care, Inc.’s business is dependent, to a substantial degree, and, as it expands, will be more dependent, upon the quality of its operating and field information systems for the maintenance of accurate contract, accurate order entry and pricing, billing and collections. These systems must provide reports that enable management to effectively monitor and evaluate contract compliance and profitability. Critical Home Care, Inc.’s information services department must work closely with all of the corporate departments to ensure that the company’s overall systems are compliant with government regulations and payor requirements.

Critical Home Care, Inc. derives substantially all of its revenues from third-party payors, including private insurers, managed care organizations, Medicare and Medicaid.

Each third-party payor generally has specific claim requirements. Critical Home Care, Inc. has policies and procedures in place to manage the claim submission process, including verification procedures to facilitate complete and accurate documentation, for all different sources of payment.

Third party reimbursement is a complicated process which involves submission of claim to multiple payors, each having of whom has its own claim requirements and authorized procedures. To operate effectively in this environment while expanding market share, Critical Home Care, Inc. will need to design and implement computer systems to decrease the time required for the submission and processing of third party payor claim. These systems must be capable of tailoring the submission of claim to the specifications of individual payors and of making expedited adjustments as necessary to comply with changing regulatory and reimbursement requirements. If these systems fail to decrease the processing time of claim by payors, Critical Home Care, Inc.’s ability to rapidly collect accounts receivable will be negatively impacted, which could have adverse effects on Critical Home Care, Inc.’s financial condition and results of operations.

Quality Control

Critical Home Care, Inc.’s quality control procedures and training programs are designed to promote greater responsiveness and sensitivity to individual customer needs and to assure the highest level of quality and convenience to the customer and the referring physician. Licensed the New York City metropolitan area. Critical Home Care, Inc. believes this area is generally more profitable than adding additional operating centers in distant markets. Revenue growth will remain dependent upon the overall growth rate of the home healthcare market and on Critical Home Care, Inc.’s ability to increase market share through effective marketing efforts and selective acquisition of local or regional competitors. Growing cost containment efforts by government and private insurance reimbursement programs have created an increasingly competitive environment, accelerating consolidation trends within the home health care industry. Critical Home Care, Inc. will continue to concentrate on providing oxygen and other respiratory therapy services to patients in the home and to provide home medical equipment and other services where it believes such services will complement primary business.

Critical Home Care, Inc. has identified a number of suitable acquisition opportunities in its market area, which are believed to be capable of being acquired at prices ranging from three to five times trailing earnings before interest, taxes, depreciation and amortization, or EBITDA. This represents a significant discount to the trading multiples of the large public healthcare companies, such as Lincare Holdings Inc. and Apria Healthcare Group Inc. Critical Home Care, Inc.’s growth strategy provides for it to acquire one mid-size and one large-scale regional provider with seasoned quality staff and facilities large enough to service a specific geographic area. Critical Home Care, Inc.’s growth strategy then calls for additional follow-on acquisitions of smaller providers and the consolidation of services to the first two locations. This would include the normal consolidation efforts of centralizing customer service, billing, collections, human resources and all additional back office operations. Some existing locations would be closed and staff would be shifted leaving strategic locations available for distribution and contracting. Critical Home Care, Inc. would also acquire sizeable distribution centers that complement the existing service areas utilizing a traditional “hub and spoke” management facility to service its patient population. The maximum travel time allowable from any branch to any patient is intended to be two hours travel time.

An Industry Overview

The home health care industry is composed of three distinct segments. These segments are represented by the national home health care providers, the regional home health care companies, and many local independent proprietor based operations. These companies operate based on their existing relationships and reputations with referral sources, including local physicians and hospital-based professionals. In the course of the last several years, managed care providers have placed an increasing importance on those home health care companies that can provide an integrated array of health care services within a surrounding coverage area.

The small independent operations make up approximately 60% of the home care market and generally provide a limited type of service such as oxygen supply. Due to changes in Medicare coverage, as well as increased requirements from managed care operators, these types of organizations are finding it difficult to adjust to the changing business climate within the industry. In the face of increasing capital costs, lack of management expertise and technological deficiencies, many of these companies are available to consolidating companies within the home health care sector.

Medicare reimbursement changes have also altered the cost structure for many of the smaller home care concerns. Respiratory companies have endured reimbursement cuts of 25% in 1998 and an additional 5% in 1999. Although there is a five-year moratorium on such cuts, many of the smaller companies have seen their profit margins evaporate and lack the proper diversification to absorb such losses. We believe that these factors will result in more integrated and financially secure operators being able to capture the abandoned market share that these smaller enterprises can no longer compete in profitably.

Sales and Marketing

Favorable trends affecting the U.S. population and home health care have created an environment which should produce increasing demand for the products and services provided by Critical Home Care, Inc.. The average age of the American population is increasing and, as a person ages, more healthcare services are generally required. Further, well-documented changes occurring in the healthcare industry show a trend toward home care over institutional care as a matter of patient preference and cost containment.

Critical Home Care, Inc.’s sales activities generally are conducted by its full-time sales representatives. In addition to promoting the high quality of Critical Home Care, Inc.’s equipment and services, the sales representatives are trained to provide information concerning the advantages of home respiratory care. Sales representatives are often licensed respiratory therapists who are highly knowledgeable in the provision of respiratory and/or infusion therapies.

Critical Home Care, Inc. primarily acquires new customers through referrals. Critical Home Care, Inc.’s principal sources of referrals are physicians, hospital discharge planners, third party health plans, clinical case managers and nursing agencies. Critical Home Care, Inc.’s sales representatives maintain continual contact with these medical professionals in order to strengthen these relationships. Currently, no single referral source accounted for more than 10% of Critical Home Care, Inc.’s revenues. Critical Home Care, Inc. currently has more than 500 active customers and the loss of any single customer or group of customers would not materially impact Critical Home Care, Inc.’s business.

Through its sales force, Critical Home Care, Inc. markets its products and services primarily to managed care organizations, physicians, hospitals, medical groups, home health agencies and case managers.

Suppliers

Critical Home Care, Inc. purchases its products from a variety of suppliers. Critical Home Care, Inc. is not dependent upon any single supplier and believes that its equipment needs can be provided by several third-party manufacturers.

Competition

The segment of the healthcare market in which Critical Home Care, Inc. operates is fragmented and highly competitive. There are a limited number of national providers and numerous regional and local providers operating in each of Critical Home Care, Inc.’s product and service lines. Critical Home Care, Inc. estimates that there are over 2,000 regional and local providers, including over 50 providers operating in the New York City metropolitan area. The competitive factors most important in the regional and local markets are:

•	reputation with referral sources, including local physicians and hospital-based professionals;
•	access and responsiveness;
•	price of services;
•	overall ease of doing business;
•	quality of care and service; and
•	range of home healthcare services.

We believe that quality of service is the single most important competitive factor within the home healthcare market. The relationships between a home healthcare company and its customers and referral sources are highly personal. There is no incentive for either the physician or the patient to alter this relationship so long as the home healthcare company is providing responsive, professional and high-quality service.

Other key competitive factors are efficiency of reimbursement and accounts receivable management systems. Home healthcare companies compete primarily on the basis of service, since reimbursement levels are established by fee schedules promulgated by Medicare, Medicaid or by the individual determinations of private insurance companies. Furthermore, marketing efforts by home care companies are typically directed toward referral sources, which generally do not share financial responsibility for the payment of services provided to customers.

It is increasingly important to be able to integrate a broad range of home healthcare services to provide customers access through a single source. Critical Home Care, Inc. believes that it competes effectively in each of its product and service lines with respect to all of the above factors and is establishing a record as a quality provider of home respiratory therapy and home infusion therapy.

Other types of healthcare providers, including hospitals, home health agencies and health maintenance organizations have entered, and may continue to enter the markets in which Critical Home Care, Inc. operates. Depending on their individual situations, it is possible that Critical Home Care, Inc.’s competitors may have, or may obtain, significantly greater financial and marketing resources than Critical Home Care, Inc..

VOTING SECURITIES

There are currently 14,700,000 shares of the Company’s Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. 8,975,000 shares of the Company’s common stock held by certain shareholders of the Company will be cancelled on or prior to the Effective Date. Upon the Effective Date, and following the issuance of the Acquisition Shares and the return to treasury of 8,975,000 shares, there will be 23,725,000 shares of the Company's Common Stock outstanding, each of which will entitle the holder thereof to one vote on each matter, which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of the Effective Date by (i) each of the Incoming Directors; (ii) each named executive officer of the Company (as that term is defined in Item 402 (a)(3) of Regulation S-B; (iii) each person who will be the beneficial owner of more than five percent of the Company’s Common Stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

Name and address of	Amount and nature of	Percent of Class
Beneficial owners	Beneficial Ownership
David Bensol*
Director, President	6,311,768	26.6
and Treasurer

Bradley Smith*	1,017,641	4.28
Director and Secretary

All Executive Officers and	7,329,409	30.88
Directors as a Group
* The address of each incoming director is:
566 Merrick Road
Rockville Center, New York 11570

CHANGES IN CONTROL

At the Closing, in connection with the Agreement, the Company will issue an aggregate of 18,000,000 shares of Common Stock to the shareholders CHCI. At the same time, the current directors and officers shall resign their positions as directors and officers of the Company. At the Effective Date, and following delivery and filing of this amended Schedule 14f, the two Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Vivian Nehls and Netta Girard will resign as executive officers and directors of the Company as of the Effective Date. The following information relates to the Incoming Directors and officers who will become directors and officers upon the Effective Date and filing and delivery of this amended Schedule 14f:

Incoming Directors/Officers:	Age: Position:

David Bensol	47	Chairman, President,
		Chief Executive Officer,
		and Treasurer

Bradley Smith	52	Secretary and
		Director

Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

No family relationships currently exist between the incoming officers or directors.

BUSINESS EXPERIENCE OF CURRENT DIRECTORS

VIVIAN NEHLS, PRESIDENT, AND DIRECTOR — has been a licensed nail technician in Las Vegas Nevada since 1993. Prior to becoming a nail technician, Mrs. Nehls was a sales manager for North American Enterprises in Las Vegas, Nevada, from 1989 to 1992.

NETTA GIRARD, TREASURER, SECRETARY AND DIRECTOR — was born in England where she trained at the London School of Arts as an entertainer in Musical Comedy. After graduation, Mrs. Girard practiced her craft in both England and the United States. Mrs. Girard engaged in live performances, many of which were transmitted by the British Broadcast Corporation. After coming to the United States, Mrs. Girard became co-owner and operator of the “Johnny Dennis Show,” a musical comedy that enjoyed a prosperous run on stages in San Francisco, Los Angeles and Las Vegas.

Business Experience of Incoming Directors

David S. Bensol, R.Ph., brings over 25 years of healthcare experience to Classic Healthcare. He has served as Classic Healthcare's chief executive officer and a director since its formation in October 2000. >From 1978 to March 1998, Mr. Bensol was the president, chief executive officer and sole owner of Newbridge Surgical Supplies, Inc., a medical supplier for home medical equipment, acute care pharmacies and specialty support surface providers throughout the five boroughs of NewYork City and the suburban counties of Nassau and Suffolk (New York). In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Upon Newbridge Surgical's acquisition by Home Care, Mr. Bensol became Home Care's executive vice president, a position he retained through January 2000. While at Home Care, he supervised Home Care's acquisition and subsequent consolidation of two other medical suppliers to the home medical equipment market for the New York City metropolitan area. From February 2000 to March 2001, Mr. Bensol served as the chief operating officer of American Prescription Providers, Inc., a New York based mail order pharmacy.

Mr. Bensol was involved in the early stages of development in 1998 of Hospice Care of Long Island, a hospice care supplier located in Westbury, New York. He served as a member of the quality assurance board of advisors of Hospice Care for five years, utilizing his experience in acute care pharmacy, respiratory services, medical equipment and general healthcare business practices.

Mr. Bensol received a B.S. degree in Pharmacy from St. John's University in 1979. He is a pharmacist licensed by the State of New York, a member of numerous professional associations and organizations.

Bradley D. Smith, C.O., brings over 25 years of experience in the home medical equipment industry to Classic Healthcare. He has served as Vice President - Director of Clinical Services and a director of Classic Healthcare since he co-founded the company with David S. Bensol in October 2000. From 1980 to 1995, Mr. Smith was the President and sole owner of Levittown Surgical Supply, Inc. a medical supplier to the home medical equipment market for Nassau and Suffolk Counties (New York). In February 1995, Levittown Surgical was acquired by Newbridge

Surgical Supplies, Inc., a medical supplier to the home medical equipment market for the five boroughs of New York City and the suburban counties of Nassau and Suffolk (New York). In March 1998, Newbridge Surgical was acquired by Home Care Supply, Inc., another medical supplier to the home medical equipment market for the New York City metropolitan area. Mr. Smith directed the orthotics and prosthetic program at both Newbridge Surgical and Home Care Supply through August 2000.

Mr. Smith is an orthotist certified by the American Board for Certification in Orthotics and Prosthetics on whose board of directors he served from 1980 to 1987. He also has served on the board of directors from 1987 to 1995 and, for one term 1991 to 1993, as president of the New York Orthotics and Prosthetic Association. During his tenure the New York Board of Certified Orthotists merged with the American Board for Certification in Orthotics and Prosthetics in 1990. He also has been a field examiner and a member of the board of directors of the health supports and appliances committee of the National Community Pharmacy Association for the past 20 years.

Mr. Smith received a B.A. degree in Political Science from Northeastern University in 1975. He maintains staff privileges at numerous hospitals throughout Long Island and has lectured extensively in his field of expertise.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

No family relationships exist among the current officers or directors of the Company.

Initial Capitalization

On May 6, 1998, Mojave’s Board of Directors authorized an exempt offering pursuant to Rule 504 of Regulation D, through which, 200,000 common shares of Mojave were offered to the public at a cost of $0.25 per share. This exempt offering was fully subscribed between May 6, 1998, and June 30, 1998.

On February 29, 2000, Mojave and Norden Associates, Inc., a Nevada Corporation, completed a Stock Exchange Agreement whereby Mojave issued 200,000 of its restricted Common Shares in exchange for 100% of the issued and outstanding shares of Norden Associates, Inc. Norden Associates, Inc., owned and operated Netta’s Salon, which now is owned and operated by Mojave. Norden Associates, Inc.’s sole officer and director was Netta Girard, who, as part of the Stock Exchange Agreement was granted a seat on Mojave’s Board of Directors for a period of one year.

Miscellaneous

Norden Associates, Inc., a wholly owned subsidiary of the Company is a Nevada Corporation that was formed on March 17, 1987, as P.G. & T Service Co., Inc. P.G. & T. Service Co., Inc., changed its name to Norden Associates, Inc., on June 3, 1996. At the time of the Stock Exchange Agreement, Norden Associates, Inc., had only 100,000 shares issued and outstanding. Norden Associates, Inc., was a development stage company until early 1999. At such time, Netta Girard became the sole shareholder, officer and director of Norden Associates, Inc., and began the preparation and execution of the business plan for Netta’s Salon. Under the direction of Netta Girard, Netta’s Salon began operations. On May 12, 1999, Norden Associates, Inc., purchased all of the tangible and intangible assets of Bella Dona Hair and Nails for $22,000, a Las Vegas Beauty Salon that had been in operation for in excess of five years. As a result of the above stated agreement, Norden Associates, Inc. will be returned to Netta Girard in consideration for the cancellation of her current stock position.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended December 31, 2001, the Board had three meetings. The Company did not have any disagreements with any of the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Mrs. Nehls and Mrs. Girard have agreed to defer all salaries until the Company generates cash flow sufficient to meet its financial obligations. Their salaries will not accrue. The Company directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board and of Committees of the Board; however, they do not receive any additional compensation for their services as directors. Accordingly, it may be necessary for us to compensate newly appointed directors in order to attract a quality governance team.

EMPLOYMENT AGREEMENTS

No such agreement(s) exists between any executive and the Company.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW YORK MEDICAL, INC.

By: /s/Netta Girard
Netta Girard, Treasurer, Secretary

Dated: September 17 , 2002